UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-50765

VILLAGE BANK AND TRUST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

13319 Midlothian Turnpike Midlothian, Virginia 23113 (804) 897-3900

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $4.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, TowneBank (as successor by merger to Village Bank and Trust Financial Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TowneBank
(as successor by merger to Village Bank and Trust Financial Corp.)

Date: April 11, 2025	By:	/s/ William B. Littreal
William B. Littreal
Senior Executive Vice President and Chief Financial Officer